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                              DQE and Subsidiaries
                Calculation of Ratio of Earnings to Fixed Charges
            and Preferred and Preference Stock Dividend Requirements
                          (Dollar Amounts in Millions)

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                                                  Three Months
                                                Ended March 31,                 Year Ended December 31,
                                                                 ---------------------------------------------------------
                                                   2002          2001          2000        1999         1998         1997
                                                -----------     ----------------------------------------------------------
FIXED CHARGES:
  Interest on long-term debt                       $  14.1       $   62.3      $  73.6     $  79.4     $  81.1     $  87.4
  Other interest                                       3.9           26.7         36.1        28.2        14.6        13.8
  Portion of lease payments representing an
   interest factor                                     0.5            3.1          6.8        43.0        44.1        44.2
  Dividend requirement (a)                             4.0           16.0         14.1        14.7        15.6        21.7
                                                  ---------     ----------------------------------------------------------
    Total Fixed Charges                            $  22.5       $  108.1      $ 130.6     $ 165.3     $ 155.4     $ 167.1
                                                  ---------     ----------------------------------------------------------

EARNINGS:
  Income (Loss) from continuing operations         $  16.7       $ (153.3)     $ 153.6     $ 201.5     $ 196.7     $ 199.1
  Income taxes                                         8.6          (56.1)        70.3       110.7(b)    101.0(b)     95.8(b)
  Fixed charges as above                              22.5          108.1        130.6       165.3       155.4       167.1
                                                  ---------     ----------------------------------------------------------
    Total Earnings (Loss)                          $  47.8       $ (101.3)     $ 354.5     $ 477.5     $ 453.1     $ 462.0
                                                  ---------     ----------------------------------------------------------
RATIO OF EARNINGS TO FIXED CHARGES                    2.12          (0.94)(C)     2.71        2.89        2.92        2.76
                                                  =========     ==========================================================

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(a) Includes annual dividend requirements of $12.6 million for the Monthly
    Income Preferred Securities per year.
(b) Earnings related to income taxes reflect a $3.0 million, $12.0 million and $17.0 million decrease for the twelve months ended December 31, 1999, 1998 and 1997. respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.86, 2.99 and 2.87 for the twelve months ended December 31, 1999, 1998 and 1997, respectively.
(c) In order to achieve a ratio of earnings to fixed charges of one to one, Total Earnings would need to increase by approximately $209.5 million.